PAGE 1 OF 4
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A*
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )    * Final Amendment


                          Replacement Financial, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, par value $0.001
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  76026Y 20 4
------------------------------------------------------------------------------
                                (CUSIP Number)


    Tammy Gehring, 3434 East 7800 South, #237, Salt Lake City, Utah 84093
------------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                                 May 31, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                PAGE 2 OF 4
                                  SCHEDULE 13D
CUSIP No.  76026Y 20 4

------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Scott Robertson
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

------------------------------------------------------------------------------
3)  SEC USE ONLY


------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

     OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
------------------------------------------------------------------------------
                         7)  SOLE VOTING POWER
NUMBER OF                                         11,000 shares
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          -0- shares
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       11,000 shares
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  -0- shares
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,000 shares   (Directly owned)
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

     IN   Individual
------------------------------------------------------------------------------

                                                                PAGE 3 OF 4
Item 1.   Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Replacement Financial, Inc., a Nevada corporation, with principal executive offices at 6314 King Valley Drive, West Valley City, Utah 84128 (the "Issuer" or "Company").


Item 2.   Identity and Background

(a)  This statement is filed by Scott Robertson, an individual.

(b) The residence of Scott Robertson is located at 1705 East Kimsbrough Road, Sandy, Utah 84092.

(c)  The principal occupation of Scott Robertson is a chemist.

(d) During the last five years, Scott Robertson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Scott Robertson was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Scott Robertson is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration

On June 28, 1996, Mr. Robertson received 2,000 shares of restricted common stock (the "Shares") of the Issuer for services rendered in connection with his assistance in the formation of the Company.

During January 1999 and February 1999, Mr. Robertson sold some of the Shares to friends and family members, leaving himself with 1,811 shares.

On April 26, 1999, the Issuer effected a 100-for-one forward stock split on its issued and outstanding common stock. All fractional shares were to be rounded up to the nearest whole share. The 2,000 Shares originally issued to Mr. Robertson became 200,000 Shares after the 100-for-one forward split. The 1,811 shares Mr. Robertson held at the time of the forward split became 181,100 shares after the forward split.

On January 10, 2000, the Issuer effected another forward stock split on its issued and outstanding common stock with a ratio of 10-for-one. All fractional shares were rounded up to the nearest whole share. The 181,100 shares held by Mr. Robertson became 1,811,000 shares.

On May 31, 2000, Mr. Robertson sold 1,800,000 shares of common stock of the Issuer to Tracy Hernandez for $500.00, pursuant to a stock purchase agreement.

                                                                PAGE 4 OF 4
Item 4.   Purpose of Transaction

Mr. Robertson disposed of the 1,800,000 common stock shares of the Issuer for consideration of $500.00, leaving himself with 11,000 shares of the Issuer.
At this time, he has no intention of acquiring or disposing additional shares of the Issuer reported herein, although he reserves the right to make such additional purchases or sales from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein. Mr. Robertson has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Scott Robertson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scott Robertson

 /s/ Scott Robertson
-----------------------------
Scott Robertson, an individual

Dated: May 20, 2000

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).